Warszawa , 2005-03-08


05006708

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


PROCESSING
SECTION
RECEIVED
MAR 18 2005
179
SEC MAIL
WASH., D.C.

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 10/2005.
Best regards

Krzysztof Gerula

I Vice President

PROCESSED
MAR 24 2005
THOMSON
FINANCIAL

3/23

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 10/2005

This report sets out the projected results (EBITDA) of the Orbis Hotel Group during the years 2005-2009. The projections are based on the analysis of the present standing and the hotel development program, featuring, amongst others, the establishment of a new network of economy hotels in Poland operating under the Etap Hotel brand.

	2005	2006	2007	2008	2009
Hotel operating revenues (in PLN million)	701.9	749.0	809.3	879.4	977.4
EBITDA (in PLN million)	155.5	188.9	248.7	297.6	357.4

Orbis plans to create a network of 23 economy hotels operating under the Etap Hotel brand in Poland, of which 15 hotels will be built, one hotel shall be operated on the basis of a management contract and 7 already existing hotels will be rebranded into the Etap Hotel brand. The total cost of creating this network will come to PLN 224.8 million. The average cost of the Etap Hotel network construction per room will total PLN 120 thousand per room in the case of new hotels and PLN 70 thousand per room in the case of rebranding the existing hotels. The planned coefficient of employment per available room in Etap Hotels equals 0.1. According to development program projections, the room rate in the Etap Hotel network will range from PLN 107 to PLN 140, whilst the occupancy rate during the first year of operations will be at a level of 55-69%. The gross operating margin for hotels in this network in the first year of operations will reach 59-64%.

Furthermore, the Company plans to expand the Ibis network of economy hotels. By the year 2009, the network of hotels of this brand will include 17 hotels. The development program provides for construction of 4 new hotels, acquisition of 1 hotel, operating 1 hotel on the basis of a management contract as well as rebranding 3 already existing hotels into the Ibis brand. The total cost of developing the Ibis network will come to PLN 159.9 million. The average cost of the Ibis Hotel network construction per room will total PLN 210 thousand per room in the case of new hotels and PLN 90 thousand per room in the case of rebranding the existing hotels. The planned coefficient of employment per available room in Ibis Hotels equals 0.25. According to development program projections, the room rate in the Ibis network will range from PLN 170 to PLN 205, whilst the occupancy rate will reach 55-62%. The gross operating margin for hotels in this network will come to 52-59%.

ORBIS S.A. intends to continue to process of modernizing the existing hotels. Capital expenditure for modernization works during the years 2005-2009 will reach PLN 340 million.

The total investment expenditure for the development of the Etap Hotel and Ibis networks and modernization of hotels throughout 2005-2009 together with replacement costs will add up to PLN 725.5 million. The investment program as regards modernization will be fully financed by the Company from its own funds, whereas the construction of new hotels will be financed from the Company's funds (PLN 169 million) and from a loan (PLN 216 million).

(in PLN million)	2005	2006	2007	2008	2009	Total
Investments	137.9	209.4	239.6	99.3	0	686.2
Modernization	73.3	104.5	92.8	31.0	0	301.5
ETAP Hotels	27.6	62.9	90.4	43.9	0	224.8
IBIS	37.0	42.0	56.5	24.4	0	159.9
Replacement costs	10.0	6.1	6.1	7.8	9.3	39.3
Total	147.9	215.5	245.7	107.1	9.3	725.5
Net cashflows	67.6	21.6	14.8	86.3	270.7	
Debt	234.5	313.5	378.6	262.9	18.4	

Warsaw, 2005-03-07

United States Securities and Exchange Commission Washington D.C. 20549 USA

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 9/2005.
Best regards



Krzysztof Gerula

I Vice-President

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców
0000022622

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69
Nr konta: BH S.A. I O/W-wa 04 1030 1508 0000 0005 0301 6001

Current report no 9/2005

The Management Board of Orbis S.A. hereby informs about the execution, on March 3, 2005, of a conditional sale agreement with a limited liability company Globis Wrocław Sp. z o.o. (Globis) and joint-stock company GTC S.A. (GTC) providing for the disposal to Globis of a title to perpetual usufruct of land located in Wrocław, at Powstańców Śląskich street, at a price of PLN 4,880,000 including 22% VAT. The transfer of the said title to Globis is conditional upon non-execution of pre-emptive rights vested with the City of Wrocław. As at the date of transaction, Orbis S.A. held 25% of the total number of votes at the General Meeting of Globis and was represented by a member of the Management Board in Globi's governing bodies. GTC guaranteed the payment of the price by the purchaser.